FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

FEBRUARY 10, 2003

SUPPL

News Release: **03-01**

Trading Symbol: TSX-**NAI**
12g3-2(b) File No. 82-4749

03 FEB 24 AM 7:21

For Further Information Contact: **Derrick Huston at 1-800-665-4288**
James Devonsh[redacted]

03003986

Effective immediately, Dr. Edward Schiller has resigned as a Director of the Corporation.

The Corporation has nominated Dr. Shane Ebert to be elected to the Board of Directors at the Annual & Special Meeting to be held on March 13, 2003, to replace Dr. Schiller.

Dr. Ebert graduated with Honors in Geology from the University of Alberta in 1991 and obtained his Ph.D. in Geology from the University of Western Australia in 1995.

He is presently a Research Associate with the Mineral Deposit Research Unit (MDRU) of the University of British Columbia, coordinating an industry funded research program concentrating on intrusion related gold mineralization in the Yukon and Alaska. Dr. Ebert is also the President of Hot Spring Gold Corporation, a Nevada Company whose principal business consists of the acquisition and exploration of epithermal precious metal prospects in the Western United States.

"James Devonshire"

James Devonshire
President and Director

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